Supplemental Material for Financial Results for
                     FY 2008 Third Quarter (Unconsolidated)


                                                                                                                        (Japan GAAP)
                                                                                                                        ------------

-------------------------------------------- -------------------- ------------------ ------------------- ---------------------------
                               FY 2004             FY 2005             FY 2006              FY 2007             FY 2008
                         ---------           ----------           ---------            ---------            --------
                          6 mos.    12 mos.    6 mos.    12 mos.    6 mos.    12 mos.    6 mos.   12 mos.    6 mos.   prospects for
                          ended      ended     ended      ended     ended      ended     ended     ended     ended      12 mos.
                          Sep. 30,   March     Sep. 30,   March    Sep. 30,    March    Sep. 30,   March    Sep. 30,     ending
                           2003    31, 2004     2004    31, 2005    2005      31, 2006    2006    31, 2007   2007     March 31, 2008
====================================================================================================================================
Vehicle Production
(thousands of units)        1,682     3,558     1,802     3,749      1,798     3,863     2,004     4,185      2,000     4,270
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Vehicle Sales
 (thousands of units)       1,720     3,625     1,805     3,787      1,808     3,895     2,048     4,256      2,008     4,320
------------------------------------------------------------------------------------------------------------------------------------
    Japan                     830     1,765       838     1,805        806     1,769       781     1,659        729     1,610
    --------------------------------------------------------------------------------------------------------------------------------
    Exports                   890     1,860       967     1,982      1,002     2,126     1,267     2,597      1,279     2,710
    --------------------------------------------------------------------------------------------------------------------------------
        North America         398       811       412       864        470     1,053       708     1,408        633     1,300
      ..............................................................................................................................
            Europe            198       419       197       420        167       352       166       408        208       440
      ..............................................................................................................................
             Asia              71       151        82       151         66       122        57       119         71       160
      ..............................................................................................................................
        Latin America          28        61        38        78         46        82        52       104         61       120
      ..............................................................................................................................
           Oceania             78       158        89       164         85       160        93       173         86       190
      ..............................................................................................................................
            Africa             28        65        45        93         51       106        65       129         72       150
      ..............................................................................................................................
         Middle East           86       188        99       203        114       244       124       250        144       350
      ..............................................................................................................................
            Others              3         7         5         9          3         7         2         6          4
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Net Sales
 (billions of yen)        4,302.1   8,963.7   4,459.7   9,218.3    4,664.0  10,191.8   5,470.3  11,571.8    5,737.1  12,000.0
   ---------------------------------------------------------------------------------------------------------------------------------
           Japan          1,667.5   3,593.1   1,723.0   3,654.9    1,671.7   3,679.8   1,655.6   3,582.4    1,614.1
    ...............................................................................................................
          Exports         2,634.5   5,370.5   2,736.7   5,563.4    2,992.2   6,511.9   3,814.6   7,989.3    4,123.0
------------------------------------------------------------------------------------------------------------------------------------
Operating Income
 (billions of yen)          459.1     833.7     392.3     701.3      297.6     847.9     571.0   1,150.9      609.7   1,100.0

    (Operating Income
      Ratio)(%)          (   10.7) (    9.3) (    8.8) (    7.6) (     6.4) (    8.3) (   10.4) (    9.9) (    10.6) (    9.2)
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Income
 (billions of yen)          510.5     915.7     442.3     856.2      416.6   1,104.7     778.2   1,555.1      852.4   1,590.0

    (Ordinary Income
      Ratio)(%)          (   11.9) (   10.2) (    9.9) (    9.3) (     8.9) (   10.8) (   14.2) (   13.4) (    14.9) (   13.3)
------------------------------------------------------------------------------------------------------------------------------------
Net Income
(billions of yen)           338.0     581.4     263.7     529.3      283.6     765.9     525.8   1,060.1      601.9   1,130.0

  (Net Income Ratio)(%)  (    7.9) (    6.5) (    5.9) (    5.7) (     6.1) (    7.5) (    9.6) (    9.2) (    10.5) (    9.4)
------------------------------------------------------------------------------------------------------------------------------------
Number of Outstanding
Shares (thousands)      3,609,997 3,609,997 3,609,997 3,609,997  3,609,997 3,609,997 3,609,997 3,609,997  3,609,997
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Number of Employees        66,099    65,346    64,408    64,237     65,994    65,798    67,733    67,650     69,501         (Note 2)
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

  (Note 1)  2Q = 1st Half - 1Q , 2nd Half = FY - 1st Half , 4Q = 2nd Half - 3Q
  (Note 2)  Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
  (Note 3)  Figures for depreciation and capital expenditures do not include vehicles in operating lease.
  (Note 4)  Excluding financial subsidiaries
  (Note 5)  Calculation:  Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)


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Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
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